Itaú Unibanco reports profit of R$12.3 billion and ROE[1] of 24.8% in the first quarter of 2026

The result reflects consistent execution.
Profitability is driven by portfolio quality and revenue diversification

São Paulo, May 5th 2026 | Itaú Unibanco announced its results today for the first quarter of 2026. In the period, the bank recorded a recurring managerial result of R$12.3 billion, with an annualized recurring managerial return on average equity (ROE) of 24.8%.

The total credit portfolio reached R$1.5 trillion in the first quarter and the evolution of Itaú's credit quality indicators is in line with or better than the bank's historical seasonality.

	1Q26	4Q25	Δ	1Q25	Δ
Recurring Managerial Result (R$ million)	12,282	12,317	-0.3%	11,128	10.4%
Annualized Recurring Managerial Return on Average Equity (%)	24.8%	24.4%	0.4 p.p	22.5%	2.3 p.p.
Total Credit Portfolio (excluding the effect of FX variation)[2] (R$ billion)	1,482.7	1,465.3	1.2%	1,360.2	9.0%
NPL ratio (90 days overdue) – Total (%)	1.9%	1.9%	stable	1.9%	stable

"We began 2026 in a scenario that demands caution and discipline in credit. At Itaú Unibanco, we maintained our strategy of responsibly growth, ensuring that the quality of our portfolio upholds the standards that have historically defined us. In recent cycles, we have anticipated adjustments to protect our clients during the most challenging moments. It is this preventive approach that gives us confidence today to continue supporting families and businesses, sustaining responsible growth and providing the necessary support at any stage of the economic cycle."

Milton Maluhy Filho
Itaú Unibanco's CEO

1Q26 Highlights:

The 9.0% year-over-year growth in the credit portfolio (excluding the effect foreign exchange variation), was driven by government program lending in the corporate segment. In the individual segment, highlights included the growth of Mortgage loans (+11.2%), a product in which we are the largest private-sector bank, the growth in Credit Cards loans (+8.2%), and the growth in Payroll loans (+6.1%), especially Private payroll loans, which increased by 63% in the period.

Financial margin with clients grew 4.5% year-over-year, driven by portfolio growth, higher margins on liabilities, and an improved product mix.

The NPL ratio (over 90 days) ended the quarter at 1.9%, remaining stable. Over recent years, Itaú has calibrated the composition of its portfolio with a focus on origination quality and on tailoring credit conditions to each client's profile. This process resulted in a more balanced portfolio with lower exposure to stress cycles. The stability of delinquency indicators in a challenging macroeconomic environment reinforces the robustness of the credit policy and the discipline in risk management.

Commissions and fees and result from insurance operations increased by 5.3% year-over-year, driven by higher asset management revenues and increased investment banking and brokerage volumes. Additionally, the 17.2% advance in insurance results was driven by higher earned premiums.

During the quarter, the bank continued to advance its operational efficiency agenda and investments in technology. The retail transformation strategy remains in execution, with the evolution of the digital offering, the strengthening of the advisory service model, and the reorganization of the physical presence toward segments and journeys where in-person service adds value.

[1] Recurring return on average equity
[2] Includes financial guarantees provided and private securities.

Non-interest expenses totaled R$16.2 billion, up 4.8% year-over-year. This increase mainly reflects higher technology spending, driven by increased cloud processing volumes and systems development. The increase in personnel expenses is explained by the effects of the collective wage labor agreement and higher profit sharing, related to the bank's improved financial performance. The efficiency ratio reached 34.9% in Brazil, the best historical level for a first quarter. Itaú ended the quarter with comfortable levels of capitalization and liquidity. Tier I Capital (CET I) reached 12.0% in March 2026, supported by organic capital generation and a prudent capital policy. Reinforcing its commitment to transparency and sound corporate governance practices, Itaú Unibanco published its 2025 Integrated Annual Report and its 2025 ESG Report, which provide a comprehensive view of the bank's strategy, performance, and economic, social, and environmental impacts. The reports are available at: https://www.itau.com.br/relacoes-com- investidores/en/results-and-reports/integrated-annual-report/ More information on Itaú Unibanco's results is available on the Itaú Unibanco Investor Relations website: http://www.itau.com.br/investor-relations Comunicação Corporativa – Itaú Unibanco imprensa@itau-unibanco.com.br "The quarter's results reflect the consistent execution of the bank's strategy, with solid operating performance, preservation of portfolio quality, and continued advances in efficiency. We maintained comfortable levels of capital and liquidity, supported by rigorous risk management, provisions consistent with the current environment, and structural investments, especially in technology. This combination sustains the resilience of our results and the bank's ability to operate with consistency across different stages of the economic cycle.” Gabriel Amado de Moura Itaú Unibanco’s CFO